Qnetic Corporation (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2021, 2022, & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Qnetic Corporation

We have reviewed the accompanying combined financial statements of the companies which comprise the statements of financial position as of December 31, 2021, 2022, & 2023, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 9, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,		
	2023	2022	2021
ASSETS			
Current Assets			
Cash and Cash Equivalents	1,254,186	60,390	7,056
Prepaid Expenses	45,283	2,743	-
Tax Receivable	8,041	-	-
Total Current Assets	1,307,511	63,133	7,056
Non-current Assets			
Refundable Deposits	-	343	-
Right Of Use Asset: Office Space	66,000	-	-
Office Equipment: net of Accumulated Depreciation	1,022	-	-
Total Non-Current Assets	67,022	343	-
TOTAL ASSETS	1,374,533	63,476	7,056
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	37,107	-	-
Payroll Liabilities	109,000	88,865	9,708
Short-Term Lease Liability	36,000	-	-
Other Liabilities	65,940	2,200	-
Total Current Liabilities	248,047	91,065	9,708
Non-current Liabilities			
Long-Term Lease Liability	30,000	-	-
Notes Payable - Related Parties	-	137,974	10,414
Future Equity Obligations	1,832,592	-	-
Total Non-Current Liabilities	1,862,592	137,974	10,414
TOTAL LIABILITIES	2,110,639	229,039	20,122
EQUITY			
Common Stock	804	-	-
Additional Paid-in Capital	242,224	6,048	-
Accumulated Deficit	(979,136)	(171,613)	(13,066)
Total Equity	(736,108)	(165,565)	(13,066)
TOTAL LIABILITIES AND EQUITY	1,374,533	63,476	7,056

Statement of Operations

	Year Ending December 31,		
	2023	2022	2021
Revenue	-	-	-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating Expenses			
Advertising and Marketing	79,067	-	-
General and Administrative	574,987	159,948	13,066
Research and Development	159,601	20,858	-
Total Operating Expenses	813,655	180,806	13,066
Operating Income (loss)	(813,655)	(180,806)	(13,066)
Other Income			
Consulting Income	-	21,026	-
Interest Income	248	41	-
Other	5,884	1,193	-
Total Other Income	6,132	22,260	-
Provision for Income Tax	-	-	-
Net Income (loss)	(807,523)	(158,546)	(13,066)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 8/25/2021 (Inception)	-	-	-	-	-
Net Income (Loss)	-	-	-	(13,066)	(13,066)
Ending Balance 12/31/2021	-	-	-	(13,066)	(13,066)
Paid-in Capital	-	-	6,048	-	6,048
Net Income (Loss)	-	-	-	(158,546)	(158,546)
Ending Balance 12/31/2022	-	-	6,048	(171,613)	(165,565)
Proceeds from Common Stock	8,039,998	804	236,176	-	236,980
Net Income (Loss)	-	-	-	(807,523)	(807,523)
Ending Balance 12/31/2023	8,039,998	804	242,224	(979,136)	(736,108)

Statement of Cash Flows

	Years Ending December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES			
Net Income (Loss)	(807,523)	(158,546)	(13,066)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable	37,107	-	-
Prepaid Expenses	(42,540)	-	-
Refundable Deposits	343	(343)	-
Payroll Liabilities	20,135	79,157	9,708
Other	55,699	(543)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	70,743	78,271	9,708
Net Cash provided by (used in) Operating Activities	(736,780)	(80,275)	(3,358)
INVESTING ACTIVITIES			
Equipment	(1,022)	-	-
Net Cash provided by (used by) Investing Activities	(1,022)	-	-
FINANCING ACTIVITIES			
Proceeds from/(Repayment of) Notes Payables - Related Party	(137,974)	127,560	10,414
Proceeds from Future Equity Obligations	1,832,592	-	-
Proceeds from Common Stock	804	-	-
Proceeds from Additional Paid-in Capital	236,176	6,048	-
Net Cash provided by (used in) Financing Activities	1,931,598	133,608	10,414
Cash at the beginning of period	60,390	7,056	-
Net Cash increase (decrease) for period	1,193,796	53,333	7,056
Cash at end of period	1,254,186	60,390	7,056

Qnetic Corporation
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Qnetic Corporation was formed in Delaware on September 20th, 2022. Qnetic Holdings PTE. Ltd, was formed in Singapore on May 27th, 2022, and in 2022 acquired Shanghai Qnetic Technology Co., Ltd, an entity formed in Shanghai on September 28th, 2021. Qnetic GmbH is a Germany entity formed on June 29th, 2023 wholly owned by Qnetic Corporation. Qnetic Corporation acquired Qnetic Holdings PTE. Ltd, via a Share Swap in 2023. Collectively these companies will be referred to as "the Company" herein. The Company plans to earn revenue manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS), to address the gap in energy storage systems required to enable the transition to Renewable Energies. The Company's headquarters is in New York, New York and Singapore with its subsidiary in Shanghai, China. The Company's customers will be global.

The Company's directors are in the progress of raising funds to develop the prototype for its first commercial model. The plan is to conduct another crowdfunding in the second half of 2024 and/or through venture capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Basis of Consolidation – Foreign Operations.</u>

The financials of the Company include its wholly-owned subsidiary, Qnetic Holdings PTE. Ltd, an entity operating out of Singapore formed in 2022, Shanghai Qnetic Technology Co., Ltd an entity operating out of Shanghai formed in 2021, and Qnetic GmbH an entity operating out of Germany formed in 2023. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2023, the Company reported $4,463 in earnings from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 in 2023. Net assets of foreign operations were $4,990 at December 31st, 2023.

<u>Foreign Currency Translation</u>

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in a gain of $3,666 in 2023. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2023 and are included in other expense in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Consulting Income

Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity) recognized revenue from consulting services of $21,026 in 2022. The Company does not intend to generate revenue in the future from consulting services to third parties as the services were only provided early in 2022 to obtain funding for operations.

Net Income/Loss

The Company recognized a net loss of $787,388, $79,389, and $3,358 in 2023, 2022, and 2021, respectively. The net loss in 2023 was a result of a net loss in the Qnetic Corporation (The US Entity) of $791,851, positive net income in the Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity) of $114,849, a net loss in the Qnetic GmbH (The German Entity) of $59,662, and a net loss in Qnetic Holdings PTE. Ltd (The Singapore Entity) of $50,724.

The net loss in 2022 was a result of a net loss in the Qnetic Corporation (The US Entity) of $6,908, Shanghai Qnetic Technology Co., Ltd (The Shanghai Entity) of $37,719 and a net loss in Qnetic Holdings PTE. Ltd (The Singapore Entity) of $34,762. The entire $3,358 net loss recognized in 2021 was generated from Shanghai Qnetic Technology Co., Ltd.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Delaware, Germany, Shanghai, and Singapore. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had been loaned various amounts from the CEO and CTO of the Company. The loans did not accrue interest and were fully repaid in 2023. The total balance of loaned amounts was $137,974 as of December 31st, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company entered into an office lease agreement on July 11th, 2023 and ending on October 14th, 2025 requiring monthly payments of 21,490 CNY or approximately $3,000. The Company had a right of use asset and corresponding lease liability balance of $66,000 as of December 31st, 2023.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) – In 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with discounts ranging from 20%-25%. The valuation caps of the agreements entered were $12M – $15M.

See Note 3 – Related Party Transactions for details of loans from the CEO and CTO of the Company paid off in 2023.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. As of the end of December 31, 2023, an aggregate of 8,039,998 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Starting in 2023, the Company has an ESOP (Employee Stock Ownership Plan) for which they have set aside 1,850,000 restricted stock grants to employees.

The Company had a third party perform a 409A valuation resulting in the determination that their common stock holds a fair market value of $0.03 per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 9, 2024, the date these financial statements were available to be issued.

The Company's directors are in the progress of raising funds to develop the prototype for its first commercial model. The plan is to conduct another crowdfunding in the second half of 2024 and/or through venture capital.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company realized losses since inception, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.